March 31, 2006
VIA ELECTRONIC TRANSMISSION AND FACSIMILE
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Re:	General Finance Corporation – Registration Statement on Form S-1 – Registration No. 333-129830
Ladies and Gentlemen:
     On behalf of General Finance Corporation, a Delaware corporation, the undersigned hereby requests that the Securities and Exchange Commission issue an order declaring the above-referenced Registration Statement effective at 5:00 p.m., Washington, D.C. time, on Tuesday, April 4, 2006, or as soon thereafter as is practicable.
     General Finance Corporation hereby acknowledges that:
     1. Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, that act will not foreclose the Commission from taking any action with respect to the filing;
     2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve General Finance Corporation from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and
     3. General Finance Corporation may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     General Finance Corporation also understands that this request for acceleration will be considered a confirmation of its awareness of its obligations under the Securities Act of 1933.
Very truly yours,
/s/ Ronald F. Valenta
Ronald F. Valenta
Chief Executive Officer
General Finance Corporation